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SEC
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SECUR 09059540 IISSION

MAR 02 2009

Washington, DC
104

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAR 2 2009
BRANCH OF REGISTRATIONS AND
05 EXAMINATIONS

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-45684

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING JANUARY 1, 2008 (MM/DD/YY) AND ENDING DECEMBER 31, 2008 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: PACE FINANCIAL SERVICES, LLC : NEW NAME
OLD Name: Walsh Partners Capital Corporation

OFFICIAL USE ONLY

FIRM ID. NO.
32301

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4401 FAIR LAKES COURT
(No. and Street)

FAIRFAX (CITY) VA (state) 22033 (zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

DANIEL BLANCHARD 1-703-539-1216
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Karll, Harvey CPA, P.C.
(NAME- IF INDIVIDUAL STATE LAST, FIRST, MIDDLE NAME)

41 Middle Street (Address) Newburyport (City) MA (State) 01950-2755 (ZIP Code)

CHECK ONE:
XX Certified Public Accountant
Public Accountant
Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims -for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/27/08

OATH OR AFFIRMATION

I, Daniel Blanchard swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of Pace Financial Services, LLC , as of December 31, 2008 are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

DEBORAH MARIE STEPHENSON COMMONWEALTH OF VIRGINIA NOTARY PUBLIC ID# 7130621 My Comm. Expires 12/31/2011

Signature

2/27/09

Title

Deborah Marie Stephenson
Notary Public 2/27/09

This report** contains (check all applicable boxes):

- X (a) Facing page.
- X (b) Statement of Financial Condition.
- X (c) Statement of Income (Loss).
- (d) Statement of Changes in Financial Condition.
- X (e) Statement of Changes in Stockholders' Equity, or Partners' or Sole Proprietor's Capital.
- (f) Statement of Changes in Liabilities Subordinated to Claims, of Creditors.
- X (g) Computation of Net Capital
- (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- X (I) Information Relating to the Possession or control Requirements under Rule 15c3-3.
- (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- X (K) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation
- X (l) An Oath or Affirmation
- (m)A copy of the SIPC Supplemental Report.
- X (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions, of this filing, see section 240.17d-5 (e)(3).*

Harvey E. Karll CPA, P.C.

41 Middle Street
Newburyport, Massachusetts 01950
(978) 465-9512 Fax (978) 462-9043

Report on Internal Control Required By SEC Rule 17a-5 for a Broker-Dealer claiming an exemption From SEC Rule 15c3-3

Pace Financial Services, LLC
Fairfax, VA

In planning and performing my audit of the financial statements of Pace Financial Services, LLC for the year ended December 31, 2008, I considered its internal control, including control activities for safeguarding securities, in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), I have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that I considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debts) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, I did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with

properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

My consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. I did not identify any deficiencies in internal control and control activities for safeguarding securities that I consider to be material weaknesses, as defined above.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures were adequate at December 31, 2008 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, Management, the SEC, (Designated self-regulatory organization), and other regulatory agencies that rely on Rule 17a-5(g) under the

Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Harvey E Karll CPA, P.C.

Harvey E Karll CPA, P.C.
Newburyport, MA
February 23, 2009

Pace Financial Services, LLC

Audited Financial Statements

For the Year Ended December 31, 2008

Table of Contents

Harvey E. Karll CPA, P.C.

41 Middle Street
Newburyport, Massachusetts 01950
(978) 465-9512 Fax (978) 462-9043

Pace Financial Services, LLC
4401 Fair Lakes Court
Fairfax, VA 22033

INDEPENDENT AUDITORS' REPORT

I have audited the accompanying statement of financial condition of Pace Financial Services, LLC, as of December 31, 2008, and the related statements of income, changes in member equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with auditing standards, generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Pace Financial Services, LLC as of December 31, 2008 and the results of its operations and cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

My audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II and III are presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Harvey E. Karll CPA, P.C.

Harvey E. Karll CPA, P.C.
February 23, 2009

Pace Financial Services, LLC
Statement of Financial Condition
December 31, 2008

Assets

Cash & Cash Equivalents	$ 57,437
Fees Receivable	359,604
Prepaid Expenses	4,976
	$ 422,017

Liabilities and Shareholder's Equity

Liabilities:	
Accounts Payable and Accrued Expenses	$ 7,215
Consulting Fees Payable	322,619
Due to PGES LLC	500
	330,334
Members Equity:	
Members Capital	91,683
	$ 422,017

Pace Financial Services, LLC
Statement of Income
For The Year Ended December 31, 2008

Revenues	
Fee Revenue	$ 688,968
Interest Income	505
Loss on Disposition of Office Equipment	(2,212)
	687,261
Expenses:	
Employee compensation and benefits	621,026
Communications and data processing	2,659
Regulatory fees and expenses	918
Other expenses	50,492
	675,095
Net Income	$ 12,166

See Accountant's Report & Accompanying Notes

Pace Financial Services, LLC
Statement of Changes in Member's Equity
For the Year Ended December 31, 2008

Balance at beginning of year	$ 67,180
Net Income	12,166
Member Contributions	50,000
Distributions	(37,663)
Balance at end of year	$ 91,683

See Accountant's Report and Accompanying Notes

Pace Financial Services, LLC
Statement of Cash Flows
Twelve Months Ended December 31, 2008

		Year To Date
Cash Provided from Operations		
Net Income (Loss)	$ 12,165	
Adjustments		
Add:		
Depreciation	(6,978)	
Credit Cards Payable	1,240	
Consulting Fees Payable	208,579	
Less:		
Fees Receivable	(232,349)	
Prepaid Expenses	(208)	
Accrued Expenses	(5,237)	
Cash from Operations		(22,788)
Cash Flows - Invested		
Office Equipment	9,331	
Investing Cash Flows		9,331
Cash Flows - Financing		
Loan Payable-PGES LLC	500	
Common Stock	(14,700)	
Paid in Capital	(3,300)	
Member's Capital	68,000	
Shareholder Distribution	(37,663)	
Financing Cash Flows		12,837
Cash Increase (Decrease)		(620)
Cash - Beginning of Year		
Cash - Checking	18,980	
Cash-Money Market	39,077	
Total Beginning of Year		58,056
Cash on Statement Date		$ 57,436

(See Accountant's Report & Accompanying Notes)

Pace Financial Services, LLC
Notes to Financial Statements
For the Year Ended December 31, 2008

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization

In December 2008, Pace Financial Service Holdings, LLC purchased the stock of Walsh Partners Capital Corporation. Pace Financial Services, LLC is the successor broker dealer to Walsh Partners Capital Corporation.

Nature of Business

Walsh Partners Capital Corporation was a registered broker/dealer selling securities, and hedge fund investing for institutional clients. Pace Financial Services, LLC is a registered broker/dealer that engages in the following business activities: (1) provides financial advisory services relating to private placements and mergers and acquisitions and (2) acts as a placement agent for best efforts direct participation programs and corporate debt and equity private placements. It is a Delaware limited liability company operating in Virginia.

Income Taxes

A limited liability company is treated as a partnership for both federal and state income tax purposes. Thus, federal and state income (loss) are passed through to the members of the company, and not taxed at the company level. Therefore, no provision or liability for federal or state income taxes are required in these financial statements.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities as of the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Basis of Accounting

The Company uses the accrual method of accounting for financial purposes and cash basis for income tax purposes.

Concentration of Credit Risk

The Company maintains its cash in bank deposit accounts which, at times, may exceed federally insured limits. Accounts guaranteed by the Federal Deposit Insurance Corporation (FDIC) up to $250,000. At December 31, 2008 the company had nothing in excess of FDIC insured limits. The company has not experienced any losses in such accounts.

2. NET CAPITAL

As a broker/dealer, the company is subject to the Securities and Exchange Commission's regulations and operating guidelines, which require the Company to maintain a specified amount of net capital, as defined, and a ratio of aggregate indebtedness to net capital, as derived, not exceeding 15 to 1. The Company's net capital computed under 15c3-1 was $49,722 at December 31, 2008, which exceed required net capital of $5,000 by $44,722. The ratio of aggregate indebtedness to net capital at December 31, 2008 was 6.64 to 1.0.

3. COMPENSATED ABSENCES

Employees of the Company are entitled to paid vacation and paid sick days depending on length of service. it is not practical for the Company to estimate the amount of compensation for future absences; accordingly, no liability for compensated absences has been recorded in the accompanying financial statements. The Company policy is to recognize the costs of compensated absences when actually paid to employees.

4. CASH AND CASH EQUIVALENTS

Cash and cash equivalents include all cash balances and highly liquid investments with an initial maturity of three months or less.

5. FEES RECEIVABLE

Fees receivable represent commissions earned not yet received. On a periodic basis, the Company evaluates its receivables for collectibility and if necessary, establishes an allowance for doubtful accounts based on past experience and current credit conditions. At December 31, 2008, no such allowance was deemed necessary. The Company does not accrue interest on accounts receivable.

6. CONCENTRATIONS IN SALES TO FEW CUSTOMERS

The Company received 100% of its revenue from a single customer in 2008.

7. CASH FLOWS

Cash paid for interest is as follows:

Interest	$	0
		=======

8. FAIR VALUE OF FINANCIAL STATEMENTS

The company's financial statements are cash and cash equivalents and accounts receivable. The recorded values of cash and cash equivalents and accounts receivable approximate their fair values based on their short-term nature.

SUPPLEMENTARY INFORMATION

Pace Financial Services, LLC
Schedule I
Computation of Net Capital
December 31, 2008

Net Worth	$ 91,683
Less: Non-Allowable Assets	41,961
Net Capital (ANC)	$ 49,722
Less: Capital Requirement	5,000
Excess Capital	$ 44,722
Aggregate Indebtedness	$ 330,334
Ratio of Aggregate Indebtedness To Net Capital	6.64 to 1

See Accountant's Report and Accompanying Notes

Pace Financial Services, LLC
Reconciliation of Audited vs. Unaudited Net Capital
December 31, 2008

Schedule II

Net Capital - As reported on Part IIA Focus	$48,039
Year End Accruals	1,683
Audited net capital, as above	$49,722

See Accountant's Report and Accompanying Notes

Schedule III

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT

PART IIA

BROKER OR DEALER: Pace Financial Services, LLC as of 12/31/08

EXEMPTIVE PROVISION UNDER RULE 15c3-3

If an exemption from Rule 15c3-3 is claimed, identify below the section upon which such exemption is based:

A. (k) (1)—Limited business (mutual funds and/or variable annuities only) [4550]

B. (k) (2)(i)—"Special Account for the Exclusive Benefit of customers" maintained x [4560]

C. (k) (2)(ii)--All customer transactions cleared through another broker-dealer on a fully disclosed basis [4570]

Name of clearing firm(s)

Clearing Firm SEC#s	Name	Product Code
8-____ [4335A]	____ [4335A2]	____ [4335B]
8-____ [4335C]	____ [4335C2]	____ [4335D]
8-____ [4335E]	____ [4335E2]	____ [4335F]
8-____ [4335G]	____ [4335G2]	____ [4335H]
8-____ [4335I]	____ [4335I2]	____ [4335I]

D. (k) (3) Exempted by order of the Commission [4580]